1875 K Street N.W.
Washington, DC 20006-1238
Tel: 202 303 1000
Fax: 202 303 2000

August 25, 2017

VIA EDGAR

Mr. James E. O’Connor

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	iShares Trust (the “Trust”)

(Securities Act File No. 333-92935 and

Investment Company Act File No. 811-09729)

Post-Effective Amendment Nos. 1,772

Dear Mr. O’Connor:

This letter responds to your comments with respect to post-effective amendment (“PEA”) number 1,772 to the registration statement of the Trust, filed pursuant to Rule 485(a) under the Securities Act of 1933 (“Securities Act”), on behalf of iShares Core U.S. REIT ETF, a series of the Trust (the “Fund”).

The SEC staff (the “Staff”) provided comments to the Trust on August 14, 2017. For your convenience, the Staff’s comments are summarized below and each comment is followed by the Trust’s response. Capitalized terms have the meanings assigned in the Fund’s prospectus unless otherwise defined in this letter.

Comment 1: In the Principal Investment Strategies, please clarify that at a minimum 80% of the fund’s assets must be invested in REITs.

Response: The Trust respectfully notes that Principal Investment Strategies states, among other things, that the Fund’s Underlying Index, the FTSE NAREIT Equity REITs Index, “measures the performance of U.S. listed equity real estate investment trusts” and that “[t]he Fund generally will invest at least 90% of its assets in the component securities of the Underlying Index.” In addition, the Fund’s SAI states that the Fund “has adopted a non-fundamental investment policy in accordance with Rule 35d-1 under the 1940 Act to invest, under normal circumstances, at least 80% of the value of its net assets, plus the amount of any borrowings for investment purposes, in securities of the Underlying Index or in Depositary Receipts representing securities in the Underlying Index.” As a result, the Trust declines to make the changes requested.

Comment 2: Please disclose the number of REITs currently included in the Underlying Index.

Securities and Exchange Commission

August 25, 2017

Response: As of April 30, 2017, the fiscal year end of the Fund, the Underlying Index consisted of 157 REITs. The disclosure has been updated as requested.

Comment 3: Please disclose that investors will incur two levels of fund expenses when the Fund invests in REITs.

Response: The disclosure has been updated as requested.

Comment 4: Please disclose that the Underlying Index is currently concentrated in the real estate industry.

Response: The Trust respectfully notes that the Industry Concentration Policy within the Principal Investment Strategies section states: “The Fund will concentrate its investments (i.e., hold 25% or more of its total assets) in a particular industry or group of industries to approximately the same extent that the Underlying Index is concentrated.” Additionally, “Concentration Risk,” which is included as a principal risk, states that “[t]he Fund may be susceptible to an increased risk of loss, including losses due to adverse events that affect the Fund’s investments more than the market as a whole, to the extent that the Fund’s investments are concentrated in the securities of a particular issuer or issuers, country, group of countries, region, market, industry, group of industries, sector or asset class.” As of the date referenced in the Principal Investment Strategies, to the extent a particular industry constitutes 25% or more of the Fund’s total assets, the industry would be described in the Principal Investment Strategies and its related risk would be described under “Summary of Principal Risks” as a principal risk of the Fund. In this instance, the Principal Investment Strategies state that the Underlying Index consists of REITs, and “Real Estate Investment Risk” is included as a principal risk. The Trust further notes that the Fund’s portfolio holdings will be published on the iShares website, allowing investors to assess information regarding the Fund’s investments, including information about individual securities and sectors. As a result, the Trust respectfully believes that additional disclosure is unnecessary.

Comment 5: In “Concentration Risk,” it should be clarified that the Underlying Index is necessarily concentrated in the real estate industry.

Response: Please see above Response to Comment No. 4.

Comment 6: Please disclose the smallest size—in terms of market capitalization—of the companies that the fund considers “mid-capitalization.”

Response: In terms of market capitalization, the smallest “mid-capitalization” companies that could be included in the Underlying Index would have market capitalization of approximately $4.5 billion.

Comment 7: Please delete the word “may” from the first sentence of “Real Estate Investment Risk.”

Response: The requested change has been made.

Securities and Exchange Commission

August 25, 2017

Comment 8: Please disclose that, to the extent the Fund receives REITs distributions that represent mortgage interest or rents, the Fund’s distributions may be taxable as ordinary income to investors in the Fund. For this reason the Fund’s distributions may be taxed at the 35% ordinary income rate, rather than qualifying for the 20% / 15% rates on qualified dividends.

Response: The Trust respectfully notes that the “Taxes on Distributions” section of the discloses the following: “Dividends received by the Fund from a REIT or another RIC generally are qualified dividend income only to the extent such dividend distributions are made out of qualified dividend income received by such REIT or RIC. It is expected that dividends received by the Fund from a REIT and distributed to a shareholder generally will be taxable to the shareholder as ordinary income.” As a result, the Trust believes that the requested change is duplicative.

Comment 9: Please clarify in the Principal Investment Strategies that the company invests not only in U.S.-listed REITs, but, in addition, the extent to which these REITs invest in U.S. properties. If the Fund invests in REITs that invest internationally this fact and the associated risks need to be disclosed.

Response: The requested clarifying and disclosure changes have been made as applicable.

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Sincerely,

/s/ Benjamin J. Haskin

Benjamin J. Haskin

cc:	Deepa Damre

Marisa Rolland

Michael Gung

Nicole Hwang

Joel Whipple

James Hahn